

September 11, 2015

Michael K. Hoffman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, NY 10036

Re: Invesco High Income Trust II
        Registration Statement on Form N-2
        File Nos.: 333-206405; 811-05769

Dear Mr. Hoffman:

Invesco High Income Trust II (the "Fund") filed a registration statement on August 14, 2015 (the "Registration Statement"), for the purpose of registering common shares of the Fund. Based on our review of the Registration Statement, we have the following comments. The captions used below correspond to the captions the Fund uses in its Registration Statement. Please note, however, that the comments we give in one section are applicable to other sections of the Registration Statement that contain similar disclosure, unless otherwise indicated.

General

1. We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

2. Please advise the Staff if you expect to submit an exemptive application or no-action request in connection with your Registration Statement.

3. Please state in your response letter whether FINRA will or has reviewed the proposed underwriting terms and arrangements of the transactions involved in the Registration Statement.

4. In various places in the Registration Statement, it is disclosed that the Fund may purchase and sell a variety of derivatives instruments. In these sections and in the sections discussing the Fund's investment strategy, please specifically describe the Fund's use of derivatives in a manner customized to proposed Fund operations. Please describe the risks applicable to the derivative instruments expected to be used. The Division of Investment Management has made a number of observations about derivative related

disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010.[1] Please review the observations set forth in that letter and revise your disclosure concerning the use and risks of derivatives. Furthermore, please explain in your response if OTC derivatives are part of the Fund's principal strategy.

5. Please confirm that the Fund does not intend to issue preferred stock or convertible securities in the 12 months following effectiveness of the Registration Statement.

Cover Page

6. The "Investment Strategy" subsection states that the Fund will "invest primarily in high income producing fixed-income securities rated in the medium and lower categories …" and that "[n]o limitation exists as to the rating category in which the Fund may invest." Please revise the disclosure to state that the Fund will invest in below investment grade bonds and disclose that such investments are commonly referred to as "junk bonds." Please make similar revisions to other sections in the Registration Statement that discuss the Fund's principal investment strategy.

7. Please revise the disclosure required by Item 1(j) of Form N-2 to state that the Fund's strategy of investing without limit in lower rated obligations makes the offering one of "high risk," as well as "predominately speculative."

8. It is disclosed that the Fund may invest in fixed-income securities that have variable rates of interest or involve equity features, such as contingent interest or participation based on revenues, sales or profits. To what extent does the Fund invest in income bonds? To the extent that income bonds are deemed principal investments of the Fund, please add additional disclosure in the appropriate sections of the Registration Statement that such investments are normally issued by companies in bankruptcy, that the issuer has an obligation to pay the principal amount at maturity but not interest unless there are sufficient earnings. We may have additional comments.

9. The sub-caption "Financial Leverage" states: "The investment advisory fees paid by the Fund will be calculated on the basis of the Fund's Managed Assets (as defined in this Prospectus)." Please disclose where this definition can be found.

10. The caption "Foreword-Looking Statements" states: "The Fund is not entitled to the safe harbor for forward-looking statements pursuant to Section 27A of the Securities Act of 1933, as amended." Please state that, as a result, the Fund is under an obligation to update such statements if conditions change or unexpected occurrences happen to affect such statements subsequently.

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[1] *See* http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

11. The bolded paragraph following the table of contents disclosure states: "You should assume that the information in this Prospectus is accurate only as of the date of this Prospectus." Please state that the Fund will update the disclosure during the offering for any material changes.

Prospectus Summary

Page 3

12. In the "Investment Policies" subsection, it is disclosed that the Fund may invest up to 20% of its total assets in fixed-income securities that are not readily marketable. Please include a similar statement in the sections of the Registration Statement that describe the Fund's principal investment strategy to the extent such investments are principal investments of the Fund.

13. It is disclosed that the Fund has a non-fundamental investment policy of maintaining dollar-weighted average portfolio maturity of up to 12 years, with no limitation on the maturity of individual securities that it may acquire. Is there a specific average maturity targeted? If not, please explain under what circumstances the average portfolio maturity would be adjusted, either closer to or away from the upper limit of 12 years.

Page 5

14. The "Management of the Fund" subsection discloses that the monthly advisory fee paid by the Fund to the Adviser is 0.70% of the Fund's "Managed Assets," which the disclosure further explains to mean net assets, plus assets attributable to outstanding preferred shares and the amount of any borrowings incurred for the purpose of leverage (whether or not such borrowed amounts are reflected in the Fund's financial statements for purposes of GAAP). In your response, please explain what types of borrowings are not reflected for GAAP purposes but included in the calculation of Managed Assets. We may have additional comments.

Page 6

15. In the "Distributions" subsection, the first paragraph states: "The Fund expects to pay its Common Shareholders annually all or substantially all of its investment company taxable income to meet the requirements for qualification as a regulated investment company ("RIC") under the Internal Revenue Code of 1986…." While the income test of Section 851(b)(2) of the Internal Revenue Code and the asset test of Section 851(b)(3) are RIC qualification requirements, the annual distribution requirement of Section 852 is not. Please clarify the disclosure here and in "Risk of Failure to Qualify as a RIC," on page 14.

Page 14

16. Under the "Market Risk" sub-caption of the "Special Risk Considerations" subsection, Please add in the subsection "Market Risk," on page 6, that the rate adjustments of variable rate instruments frequently lag the market and that currently many variable rate instruments are subject to floors that may prevent them from adjusting at all.

17. In the "Special Risk Considerations" subsection, it is disclosed that the Fund may engage in securities lending. Please include corresponding disclosures in the investment strategy section if securities lending constitutes part of the Fund's principal investment strategy.

Summary of Fund Expenses

Page 16

18. Footnote 3 to the Fee Table states that the various categories of Fund expenses are calculated "based upon the average net assets applicable to Common Shares during the period ended February 28, 2015." Please revise to state that the applicable period constitutes a full fiscal year. In your response, please disclose the average net asset amount. Please explain in your response how "average net assets attributable to Common Shares" during the applicable period were calculated.

19. In footnote 4, please define "average daily Managed Assets.

20. Footnote 5 explains that the interest expense line item in the Fee Table is based upon the Fund's outstanding borrowings of approximately $50.55 million as of February 28, 2015. Please confirm that the Fund has not increased the amount it has borrowed since the end of that date. Please confirm that any commitment fees associated with unused portions of credit facilities are included in the calculation.

21. The Registration Statement discloses that the Fund may purchase shares of other investment companies, including ETFs. Please confirm that Acquired Fund Fees and Expenses are not expected to exceed 1 basis point.

Use of Leverage

Page 33

22. Please provide a brief description how interest rate charges are calculated under the Fund's Credit Facility.

Distributions

Page 48

23. It is disclosed that Fund distributions may include a portion that is a "tax-free" return of capital. Please remove the reference to "tax-free" return and add disclosure in this section providing that a return of capital is a return to the Fund's stockholders of a portion of their original investment in the Fund.

Statement of Additional Information

Page S-16

24. With respect to restriction 4, please disclose, where appropriate, the following conditions that must be met whenever the Fund's portfolio securities are loaned: (1) the Fund must require the borrower to increase the collateral so that it remains equal to at least 100% of the value of the portfolio securities loaned whenever the market value of the securities loaned rises above the current level of such collateral; (2) the Fund must be able to terminate the loan at any time; (3) the Fund must receive reasonable interest on the loan, as well as any dividends, interest or other distributions payable on the loaned securities, and any increase in market value; (4) the Fund may pay only reasonable custodian fees in connection with the loan; and (5) while any voting rights on the loaned securities may pass to the borrower, the Fund's Board of Trustees must be able to terminate the loan and regain the right to vote the securities if a material event adversely affecting the investment occurs. See *State Street Bank and Trust Co.* (pub. avail. Sept. 29, 1972) and *State Street Bank and Trust Co.* (pub. avail. Jan. 29, 1972). The Fund may not lend more than one-third of its total assets. See *Salomon Brothers* (pub. avail. May 4, 1975). The collateral that a Fund receives may be included in calculating the Fund's total assets in determining whether the Fund has loaned more than one-third of its assets. See *Brinson Funds* (pub. avail. November 25, 1997). Please also describe the duties and responsibilities of the Board of Trustees in the lending of the Fund's securities. For example, would the Fund lend its securities to be sold short, thus potentially reducing the value of its investments? Please also confirm to us that the Funds will receive all of the income on the collateral invested by the Fund.

In addition, with respect to restriction 4, the 1940 Act does not address loans of portfolio securities or repurchase agreements, nor has the Staff taken a position that repurchase agreements are loans by a fund. Where a fund loans its securities, the Staff has taken the position that the fund's obligation to return the collateral to the borrower when the loaned securities are returned may be a senior security. As noted in the previous comment, instead of requiring the fund to segregate assets, the Staff has addressed this senior security concern by limiting the value of securities that a fund can have out on loan at any time to one-third of the fund's total assets (including the collateral received). But the Staff has not taken a similar position with respect to a fund's obligation to return the collateral to a bank when the fund enters into a repurchase agreement with a bank.

Accordingly, please state specifically the limits on the Fund's ability to invest in repurchase agreements.

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We may have additional comments on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

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Should you have any questions regarding this letter, please contact me at (202) 551-6908.

Sincerely,

Asen Parachkevov
Attorney Adviser